NO ACT

PE
12-21-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010598

February 16, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 21, 2009

Dear Mr. Gerber:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Bank of America by the SEIU Master Trust. We also have received a letter from the proponent dated January 22, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

February 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 21, 2009

The proposal urges the board to adopt a policy that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation paid to senior executives in the previous five years based on financial or operating metrics that have been either materially reduced as the result of a restatement or determined by the board to have been materially unsustainable.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jessica S. Kane
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 22, 2010

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Bank of America Corporation to omit stockholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Bank of America Corporation ("Bank of America" or the "Company"). The Proposal asks Bank of America's board of directors to adopt a policy that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation (or appropriate portions thereof) paid to senior executives in the previous five years based on financial or operating metric(s) ("Compensation Metrics") that have (a) been materially reduced as the result of a restatement of financial results or (b) been determined by the board to have been materially unsustainable, as shown by subsequent impairment charges, asset writedowns or other similar developments affecting the Compensation Metrics.

In a letter to the Division dated December 21, 2009, Bank of America stated that it intends to omit the Proposal from its proxy materials to be distributed to stockholders in connection with the Company's 2010 annual meeting of stockholders. Specifically, Bank of America argued that it is entitled to exclude the Proposal in reliance on (a) Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading in violation of Rule 14a-9, (b) Rule 14a-8(i)(6), because the Company lacks the power to implement the Proposal, and (c) Rule 14a-8(i)(2), because the Proposal could require Bank of America to violate state law. As discussed more fully below, Bank of America has not met its burden of providing its entitlement to rely on any of those exclusions; accordingly, we respectfully ask that its request for relief be denied.

<u>The Proposal is Not Materially False or Misleading</u>

Bank of America first claims that the Proposal is materially false or misleading in violation of Rule 14a-9, and thus is excludable under Rule 14a-8(i)(3), because it does not specify whether the proposed policy is prospective or retrospective. Bank of America urges that the Proposal would operate retrospectively, pointing to the use of the past tense in the resolved clause,

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



though the Company admits that the supporting statement indicates that the Proposal should operate prospectively.

The Trust's intention was for the Proposal to operate prospectively. The use of the past tense in the resolved clause is necessary because the language must describe the proposed policy's operation at several different points in time. The policy contemplated in the Proposal would require the board to monitor, on a continuous basis, the post-measurement-period performance of Compensation Metrics. If the board determines that any of the Compensation Metrics have been materially reduced as the result of a financial restatement or have been shown to be materially unsustainable, at that point the board needs to look back five years to determine the compensation that should be recouped. These two timeframes account for the use of the past tense in the Proposal's resolved clause.

The Trust does not object to adding clarifying language if the Staff believes that such language would be useful. Such language could state that the Proposal would operate prospectively, allowing recoupment of only compensation paid after the policy's adoption.

Bank of America also complains that key terms of the Proposal are not defined with enough specificity to allow stockholders to know what would be involved in the Proposal's implementation. According to Bank of America, the term "financial or operating metric(s) is impermissibly vague. In October 2008, Bank of America amended its Financial Performance Plans and Involuntary Separation Pay Arrangements to provide for the forfeiture of "incentive or bonus compensation based on the achievement of performance goals tied to or affected by the Company's financial results" during the time in which Bank of America was participating in the Troubled Asset relief Program. (See Plan Amendments dated Oct. 22, 2008) This terminology, which the Company used without further definition, is no more specific than the language used in the Proposal.

Moreover, other clawback policies, such as the one promulgated by Arris Group, Inc., refer to "financial results or operating metrics" without further definition. (See Executive Compensation Adjustment and Recovery Policy, Arris Group Inc. (available at http://ir.arrisi.com/phoenix.zhtml?c=87823&p=irol-govHighlights).) It would be clear to stockholders deciding how to vote on the Proposal that "financial or operating metric(s)" refers to quantitative objectives based on the Company's financial or operating results.

Likewise, Bank of America urges that the Proposal cannot delegate to the Committee the tasks of fleshing out the meaning of "materially unsustainable" and defining "other similar developments" for purposes of the policy. But stockholders voting on the Proposal would have a clear idea of the kind of policy the Proposal advocates. The Proposal's objective is to ensure that compensation that is not actually earned because the metrics on which it was based were "reversed" in the subsequent five years is can be recouped. Bank of America's current policy is limited to instances of financial misconduct, which is a much narrower scope than what the Proposal requests.

Materiality is a well-understood concept for stockholders; in the context of the Proposal, they would know that by requiring that results be "materially" unsustainable, the Proposal avoids requiring recoupment when small writedowns or charges are taken. Many clawback or recoupment policies include a materiality qualifier without further elaboration on the meaning of that term. (See Clawback policy, Moody's Corporation (available at http://ir.moodys.com/documentdisplay.cfm?DocumentID=5010))

The Proposal does provide guidance regarding the meaning of the term "other similar developments." The word "similar" means like an impairment charge or asset writedown, the specific actions mentioned in the Proposal. Those actions are taken to reflect a reduction in the value of an asset, though, unlike a restatement, they do not imply that the value was incorrectly recorded in the first place. A reasonable stockholder reading the Proposal would understand "other similar developments" within this context.

<u>The Proposal is Within Bank of America's Power to Implement and Would Not Cause Bank of America to Violate State Law</u>

As discussed above, the Trust intends for the policy sought in the Proposal to operate prospectively; that is, to compensation granted, awarded or paid after the date on which the policy is adopted. As a result, Bank of America's arguments that the Proposal is beyond the Company's power to implement or that it would require the Company to violate state law are inapplicable.

* * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 730-7051. The Trust appreciates the opportunity to be of assistance in this matter.

Very truly yours,



Stephen Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Andrew A. Gerber
Hunton & Williams
Fax # 704-378-4890



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA
28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 21, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by SEIU Master Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation has received a proposal and supporting statement dated November 17, 2009 (the "Proposal") from the SEIU Master Trust (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required, this letter shall also act as my opinion of counsel with regard to the exclusion of the Proposal under Rule 14a-8(i)(2). Members of Hunton & Williams LLP are members in good standing of the New York and North Carolina state bars.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal urges the "board of directors to adopt a policy that the board will review, and determine whether to **seek recoupment** of, bonuses and other incentive compensation (or appropriate portions thereof) **paid to senior executives in the previous five years** based on financial or operating metric(s) ("Compensation Metrics") that have (a) been materially reduced as the result of a restatement of financial results or (b) been determined by the board to have been materially unsustainable, as shown by subsequent impairment charges, asset writedowns or other similar developments affecting the Compensation Metrics." (emphasis added)

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(2). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal's supporting statement contains materially false and misleading statements in violation of Rule 14a-9. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal. The Proposal may also be omitted pursuant to Rule 14a-8(i)(2) because it could require the Corporation to violate state law.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9.

Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact



necessary to make statements contained therein not false or misleading. Rule 14a-5 further requires that information in a proxy statement be "clearly presented." *See e.g., Sysco Corp.* (August 12, 2003) and *Siebel Systems, Inc.* (April 15, 2003). The Division has also recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither shareholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and IDACORP, Inc. (January 9, 2001).

The Proposal is vague and indefinite because it is unclear whether the proposed policy is prospective or retrospective. The Corporation believes that the Proposal as drafted applies retrospectively. The Proposal is drafted in the past tense, urging the Board to "**seek recoupment** of, bonuses and other stock compensation (or appropriate portions thereof) **paid** to senior executives in the **previous** five years . . . ." (emphasis added) The Proposal also looks at whether financial or operating metrics "**have (a) been** materially reduced . . . or (b) **been** determined by the board **to have been** materially unsustainable . . . ." (emphasis added) The supporting statement does not provide meaningful clarity with respect to the prospective or retrospective nature of the Proposal. However, the supporting statement tends to indicate a contrary view that the Proposal is actually intended to be prospective in its application. Because the Proposal is vague and indefinite, it cannot be presented clearly to stockholders. Neither the Corporation nor stockholders can determine if the Proposal would require the Corporation to (a) recoup compensation previously paid over the last five years or (b) adopt the proposed measures today and wait five years to apply the recoupment policy.

It is well settled that all proposals must be drafted clearly so that stockholders can make an informed decision with clear and understandable consequences. In addition, companies must understand what action is expected to be taken if a proposal is adopted. In this regard, the Division has clearly stated that proposals should be drafted with precision. *See Staff Legal Bulletin 14* (July 13, 2001) ("*SLB 14*") and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001) (the "*2002 Teleconference*"). In the *2002 Teleconference*, the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal by citing *SLB 14*. The Associate Director stated, "you really need to **read the exact wording of the proposal** . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of *SLB 14* states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, "the way in which a proposal is drafted." As a seasoned shareholder proponent under Rule 14a-8, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.



In addition, the Proposal is vague and indefinite because it does not include enough information for the stockholders of the Corporation to make an informed decision on the matter being presented. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. The Proposal states that the recoupment policy should be based on "financial or operating metric(s)" that are undefined. In addition, the Proposal would require recoupment of compensation if any such undefined "financial or operating metric(s)" is determined to be "materially unsustainable" as shown by impairments, write downs "or other similar developments affecting" the undefined "financial or operating metric(s)." The Proposal does not define or illustrate what would qualify as "materially unsustainable" nor does it describe what constitutes an "other similar development" triggering a recoupment of compensation. Accordingly, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal merely provides open ended language and not specific instruction.

The supporting statement illustrates the lack of guidance by shifting the details of the proposed policy to the Board of Directors. The supporting statement indicates that the Proposal "gives the board discretion to define materiality as well as to decide how the policy will be incorporated into [the Corporation's] compensation programs." In effect, the Proposal urges the adoption of an undefined, open-ended compensation recoupment policy but provides insufficient guidance for implementation. There is simply no way that stockholders can know with any certainty what policy (a) they are being asked to approve or (b) would ultimately be adopted if the Proposal were approved. Similarly, there is no way that the Corporation can be certain that it has fulfilled the desires of the Proponent with any policy it may adopt. In fact, the Corporation believes that its current recoupment policy is appropriate and effective and, thus, meets the overriding goal of the Proposal (*i.e.*, recouping compensation in the event of financial misconduct).

The Division has consistently concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that made them vague or indefinite. In particular, the Division has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. *See General Motors Corporation* (March 26, 2009) (proposal requiring the elimination of "all incentives for the CEOS and Board of Directors" was vague and indefinite because it failed to define terms or give necessary guidance); *General Motors Corporation* (April 2, 2008) (proposal urging the board to develop a "leveling formula" to reduce the amount of payments that can be used to calculate the pension benefits of the highest level executive group and provides that the proposed formula would act to routinely adjust these benefit accruals by "the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives" failed to define critical



terms and was subject to differing interpretations); *Verizon Communications Inc.* (February 21, 2008) (proposal requested that the board adopt a new policy for the "compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation" failed to define critical terms and was subject to differing interpretations); *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); *International Business Machines Corp.* (February 2, 2005) (proposal that "the officers and directors responsible"' for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); *Otter Tail Corporation* (January 12, 2004) (proposal requesting that "future executive, salary and stock option plans be changed to 'limit' any benefits for either salary or stock options for 5 years" found vague and indefinite); *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $ 1 million "to include bonus, perks and stock options" failed to define various terms and gave no indication of how options were to be valued); and *General Electric Company* (February 5, 2003) (proposal urging the board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented). In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Outside the executive compensation area, the Division, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Bank of America Corporation* (February 25, 2008) (excluding a proposal regarding a moratorium of certain financing and investment activities); *Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required.

In the event that the Proposal is intended to apply prospectively, the Corporation believes that the



Proposal would continue to be vague and indefinite. Applied prospectively, the Corporation would be required to adopt the Proposal in 2010 and then wait for at least five years, until 2015, to determine what, if any, compensation recoupment would be appropriate. Any compensation paid prior to 2010 would therefore not be subject to recoupment. It is unlikely that stockholders who might approve the Proposal would expect to wait five years before any compensation would be subject to possible recoupment. Presumably, stockholders supporting this Proposal would expect immediate action (which creates other problems, as noted herein). Accordingly, due to the vagueness of the Proposal, it cannot be clearly presented to stockholders and thus should be excluded under Rule 14a-8(i)(3).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to adopt and implement the Proposal. The Proposal is not clearly presented, and the Corporation's stockholders should not be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal as well as Rule 14a-8(i)(2) because the Proposal could require the Corporation to violate state law.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(6) permits the omission of a proposal or supporting statements if they require the Company to take an action that it is unable to take because it lacks the power or authority to do so. *See SLB 14*. *SLB 14* reminds stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority. In addition, Rule 14a-8(i)(2) permits the exclusion of a proposal that, if implemented, could require the Corporation to violate state law.

The Corporation lacks the power or authority to implement the Proposal because: (a) as discussed above, the Proposal is so vague and indefinite that the Corporation would be unable to determine with any precision what action should be taken and (b) the Proposal seeks action that the Corporation cannot take without violating state law.

On its face, the Proposal is vague and infinite both with respect to (a) whether the Proposal should be applied prospectively or retrospectively and (b) the precise terms of the proposed policy that the Corporation would be required to adopt if the Proposal were approved.

The Corporation believes that the Proposal is drafted to apply retrospectively. Accordingly, the



Proposal would require the Corporation to adopt a compensation recoupment policy in 2010 and potentially seek to recoup compensation paid during the past five years, dating back to 2005. A number of the senior executives that would be subject to the recoupment policy are no longer employed by the Corporation and others are expected to or may leave prior to the 2010 Annual Meeting. Any compensation paid to these executives becomes their personal property and is not subject to any forfeiture to or taking by the Corporation (absent terms existing to the contrary in any compensation agreement). The Corporation simply has no legal means through which it can recoup any compensation paid over the five years preceding the adoption of any form of the Proposal. *See Hometown Bancorp, Inc.* (March 8, 2009) (proposal to change trading markets where company had no ability to meet the requirements of the proposed market and thus no power to implement the proposal) and *Catellus Development Corporation* (March 3, 2005) (proposal to take certain actions related to a previously owned property could not be implemented because the company no longer owned the property).

In this regard, the Corporation has no legal or other authority to seize the assets of former senior executives subject to the Proposal. In North Carolina, a person can be criminally liable for larceny if such person wrongfully takes and possess another person's property, such as a persons securities or cash. *See N.C. Gen. Stat. 14-72.* In addition, in North Carolina, a person can be liable for civil conversion for taking another person's property. Under North Carolina law, the elements of conversion are (a) the receipt of the possession of a property of from a third person and (b) an intent to acquire a proprietary interest in such property. In addition, a subsequent refusal to surrender the property on demand may constitute a separate act of conversion. *See Hoch v. Young,* 305 S.E.2d 201, 63 N.C. App. 480 (1983) (regarding a wrongful conversion of stock). Senior executives may elect to treat the Corporation as a converter either from the receipt of the property or from a refusal to return the property on demand. *Id.* To the extent that the Corporation has access to any monies, stocks, options or other previously paid or awarded compensation through a bank account, brokerage account or benefit plan, any such action to recoup previously paid compensation could, in our opinion, cause the Corporation to violate North Carolina law and expose the Corporation to both criminal liability for larceny and civil liability for conversion. Accordingly, the Proposal my be excluded under Rule 14a-8(i)(2). *See Citigroup Inc.* (February 18, 2003) and *Bank of America Corporation* (February 26, 2008).

In addition to the state law matters discussed above, much of the compensation subject to recoupment under the Proposal is governed by contractual arrangements, such as various incentive plans and various stock and option award agreements (collectively referred to as "Agreements"). Many of the Agreements are governed by New York and/or Delaware law. In New York, the elements of a claim for breach of contract are (a) the formation of a contract between the parties, (b) performance by the plaintiff, (c) the defendant's failure to perform and (d) resulting damage. *See Clearmont Prop., LLC v Eisner,* 58 AD3d 1052, 872 N.Y.S.2d 725 (2009). In Delaware, the elements of a claim for breach of contract are (a) the existence of a contract, (b) the breach of an



obligation imposed by that contract and (c) resulting damages to the plaintiff. *See VLIW Tech., LLC v. Hewlett-Packard Co.*, 840 A.2d 606, 612 (Del. 2003). The law in both New York and Delaware is well settled in matters as basic as a breach of contract. Some of the Agreements are expressly subject to the *current* recoupment policy set forth in the Corporation's Corporate Governance Guidelines. However, if implemented, the Proposal would require the Corporation to unilaterally alter the provisions of these Agreements (*i.e.*, adding new or additional recoupment provisions that did not exist at the time these Agreements were made) in violation of New York and Delaware law. For example, the Corporation's current Incentive Compensation Recoupment Policy (as set forth in the Corporation's Corporate Governance Guidelines, dated December 8, 2009) requires a finding by the Board or a committee thereof that "fraud or intentional misconduct . . . caused, directly or indirectly, the [Corporation] to restate its financial statements. . . ." Under the Proposal, no such fraud or intentional misconduct is required to trigger a recoupment; all that is necessary is the restatement of the financial statements without the requisite scienter. Any attempt to recoup compensation based on the Proposal's new terms would result in a violation of New York and Delaware law.

The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6), and the predecessor to such rules, Rules 14a-8(c)(2) and 14a-8(c)(6), if the proposals would require the company to breach existing contractual obligations or otherwise violate the law. *See Bank of America Corporation* (February 26, 2008); *Hudson United Bancorp* (March 2, 2005); *NetCurrents, Inc.* (June 1, 2001); *The Goldfield Corporation* (March 28, 2001); *CoBancorp Inc.* (February 22, 1996); and *Pico Products, Inc.* (September 23, 1992). Accordingly, it is our opinion that the implementation of the Proposal would require the Corporation to breach unilaterally its contractual obligations, in violation of New York and Delaware law, and the Proposal is, therefore, excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

Also, as discussed in detail above, the Proposal is so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Corporation in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. Furthermore, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal only provides open ended language and not specific instruction. Furthermore, the supporting statement shifts the details of the proposed policy to the Corporation to determine the details of implementation. The Corporation cannot reasonably implement an undefined, open-ended compensation recoupment policy. *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); and *Bank of America Corporation* (February 26, 2008).



CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Stephen Abrecht (SEIU)

EXHIBIT A

See attached

BENEFIT FUNDS OFFICE of the
Service Employees International Union
11 Dupont Circle ◆ Washington, DC 20036
Phone: (202) 730-7500 Fax: (202) 842-0046

SEIU Master Trust:
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

Fax

To:	ALICE A. HERALD	**From:**	STEPHEN ABRECHT
Fax:	704-719-0843 704-409-0985	**Pages:**	3 , including cover sheet
Phone:		**Date:**	11/17/2009
Re:	SHAREHOLDER SUBMISSION	**CC:**	

● **Comments:**

THE ATTACHED SUBMISSION FOR THE 2010 ANNUAL MEETING OF SHAREHOLDERS HAS ALSO BEEN SENT TO YOU BY EMAIL AND THE ORIGINAL FOLLOWS BY UPS OVERNIGHT FOR DELIVERY ON 11/18/2009.


SEIU
Stronger Together

November 17, 2009

Attn: Corporate Secretary

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Via email: alice.herald@bankofamerica.com
And via facsimile: 704-719-0843; 704-409-0985

Dear Ms. Herald:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2009 proxy statement of Bank of America Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Bank of America shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Proof of share ownership is being sent to you under separate cover, shortly after this mailing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



RESOLVED, that stockholders of Bank of America Corporation ("BAC" or the "Company") urge the board of directors to adopt a policy that the board will review, and determine whether to seek recoupment of, bonuses and other incentive compensation (or appropriate portions thereof) paid to senior executives in the previous five years based on financial or operating metric(s) ("Compensation Metrics") that have (a) been materially reduced as the result of a restatement of financial results or (b) been determined by the board to have been materially unsustainable, as shown by subsequent impairment charges, asset writedowns or other similar developments affecting the Compensation Metrics.

SUPPORTING STATEMENT

As long-term shareholders, we favor compensation policies that will focus senior executives on the creation of sustainable value. In our view, compensation practices, especially in the financial sector, fostered a short-term mentality and contributed to the excessive risk-taking that led to the financial crisis. Specifically, we believe that, as Harvard Professor Lucian Bebchuk has stated, "The ability to take a large amount of compensation based on short-term results off the table provides executives with powerful incentives to seek short-term gains even when they come at the expense of long-term value, say, by creating latent risks of implosion later on." (Testimony House Committee on Financial Services, June 11, 2009)

To address that problem, this proposal asks BAC's board to adopt a policy that BAC will seek to recoup or "claw back" compensation paid on any Compensation Metric that is later "reversed" in some way, either because of a material restatement of the financials or because performance on the Compensation Metric turns out to have been materially unsustainable in the five years after the compensation was paid. The proposal gives the board discretion to define materiality as well as to decide how the policy will be incorporated into BAC's compensation programs.

We believe that a clawback policy like the one described in this proposal will be beneficial to BAC and its stockholders. While the Treasury Department holds a debt or equity interest in BAC (as a result of the Company's participation in TARP), senior executive officers of BAC are required to reimburse the company for incentive compensation paid based on materially inaccurate financial statements performance metric criteria.

The policy urged in this proposal would apply even after BAC has repaid TARP funds; moreover, it would go further than the TARP requirements by providing for clawback of compensation paid on metrics that were not inaccurate at the time they were recorded or measured, but were shown to be unsustainable over the following five years. BAC's own clawback policy, which was in place before the Company became subject to TARP, is even more limited than the TARP requirement because it applies only to compensation paid to executives whose own fraud or intentional misconduct caused BAC to restate its financial statements.

We urge stockholders to vote FOR this proposal.